EXHIBIT 99.1

News Release

For Immediate Release	Date: March 6, 2025
25-07-TR

Teck Announces Investment in Bunker Hill as part of Trail Margin Optimization

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced an agreement with Bunker Hill Mining Corp. (“Bunker Hill”) for a US$40-million equity investment intended to enhance the North American critical minerals supply chain by securing high-quality, cost-competitive zinc and lead concentrate from Idaho’s Silver Valley to feed Teck’s Trail Operations (“Trail”). The investment is subject to various closing conditions, including completion of certain restructuring transactions and a marketed private placement by Bunker Hill and receipt of all necessary stockholder, regulatory and stock exchange approvals.

Highlights:

•	Investment will support the completion of development of the nearby Bunker Hill Mine, located 60 kilometres southeast of Coeur d’Alene, Idaho.
•	High-quality, cost-competitive feed from Bunker Hill will provide additional optionality and is expected to enhance Trail’s annual EBITDA.
•	Zinc and lead concentrate produced by the mine will go to Trail under an existing offtake agreement and supplement existing feed from Teck’s Red Dog Operations and from other sources.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include anticipated enhancements to Trail’s annual EBITDA and the expected delivery of zinc and lead under the offtake.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, timing for construction and ramp up of the Bunker Hill Mine by Bunker Hill, changes to assumed logistics costs or routes, and other risk factors impacting Teck’s business as detailed in Teck’s annual information form and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document, except as may be required under applicable securities laws.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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